Filed Pursuant to Rule 433

Registration Statement No. 333-163671

September 27, 2010

Relating to Prospectus Supplement dated September 20, 2010

THE REPUBLIC OF THE PHILIPPINES ANNOUNCES INDICATIVE NEW ISSUE SPREAD

AND INDICATIVE REOPENING SPREAD FOR GLOBAL INVITATION; RECENT

DEVELOPMENTS IN THE REPUBLIC

The Republic of the Philippines (the “Republic”), in accordance with the schedule of its previously announced invitation (the “invitation”) to holders of its 8.375% Bonds due 2011 (“2011 Bonds”), 9.0% Bonds due 2013 (“2013 Bonds”), 8.25% Bonds due 2014 (“2014 Bonds”), 8.875% Bonds due 2015 (“2015 Bonds”), 8.0% Bonds due January 2016 (“January 2016 Bonds”), 8.75% Bonds due October 2016 (“October 2016 Bonds”) and 9.375% Bonds due 2017 (“2017 Bonds,” and together with the 2011 Bonds, 2013 Bonds, 2014 Bonds, 2015 Bonds, January 2016 Bonds and October 2016 Bonds, the “Group A Bonds”) to submit offers to exchange each series of Group A Bonds for newly issued U.S. dollar-denominated Global Bonds due 2021 (“New 2021 Bonds”) or reopened 6.375% Global Bonds due 2034 (“Reopened 2034 Bonds”), and to the holders of its 9.875% Bonds due January 2019 (“January 2019 Bonds”), 8.375% Bonds due June 2019 (“June 2019 Bonds”), 7.5% Bonds due September 2024 (“September 2024 Bonds”), 9.5% Bonds due October 2024 (“October 2024 Bonds”), 10.625% Bonds due 2025 (“2025 Bonds”), 9.5% Bonds due 2030 (“2030 Bonds”) and 7.75% Bonds due 2031 (“2031 Bonds,” and together with the January 2019 Bonds, June 2019 Bonds, September 2024 Bonds, October 2024 Bonds, 2025 Bonds and 2030 Bond, the “Group B Bonds”) to submit offers to exchange Group B Bonds for Reopened 2034 Bonds (the Group A Bonds and Group B Bonds are collectively referred to as the “old bonds,” and the New 2021 Bonds and the Reopened 2034 Bonds are collectively referred to as the “new global bonds”), announced today the indicative new issue spread for the New 2021 Bonds and the indicative reopening spread for the Reopened 2034 Bonds as follows:

Series	Indicative Spread
(in basis points)
New 2021 Bonds (new issue spread)	155
Reopened 2034 Bonds (reopening spread)	160

The spread for a series of new global bonds may be adjusted upward to permit the price for that series determined pursuant to the invitation to be equal to that price determined in connection with the cash offer, provided, however, that the new issue spread for the New 2021 Bonds announced on the announcement date, currently expected to be September 29, 2010, may not be less than the indicative new issue spread listed above and the reopening spread for the Reopened 2034 Bonds announced on the announcement date may not be less than the indicative reopening spread listed above.

The Republic also announced today that it will not modify the “old bond spread” for any series of the old bonds as specified in the prospectus supplement dated September 20, 2010, pursuant to which the invitation is being made (the “prospectus supplement”).

The Republic also announced today that it will not modify the amounts of the “special cash payment” for the 2030 Bonds and the 2031 Bonds as specified in the prospectus supplement.

The invitation commenced on September 20, 2010, on the terms and subject to the conditions described in the prospectus supplement and the accompanying prospectus dated December 23, 2009 (the “prospectus”), and will expire at 5:00 P.M., New York City time, on September 28, 2010, unless extended or earlier terminated by the Republic in its sole discretion.

Holders of old bonds may participate in the invitation only by making an offer in the applicable manner described under the heading “Terms of the Global Bond Offering—Procedures for the Submission of Offers” in the prospectus supplement relating to the invitation.

The new global bonds may also be offered and sold by the Republic, in its sole discretion, in a concurrent offering for cash (the “cash offering,” and together with the invitation, the “global bond offering”). The maximum aggregate principal amount of the new global bonds that the Republic will issue pursuant to the global bond offering is $3,000,000,000.

The results of the global bond offering will be announced at or around 1:00 P.M., New York City time, or as soon as practicable thereafter, on September 29, 2010. Settlement of the global bond offering is expected to occur on October 6, 2010.

Application has been made to admit the new global bonds to listing on the Official List of the Luxembourg Stock Exchange and to trading on the EuroMTF Market. The Republic cannot guarantee that the application to the Luxembourg Stock Exchange will be approved. The settlement of the new global bonds is not conditioned on obtaining the listings.

The invitation is not being made hereby, but instead is being made solely pursuant to the prospectus supplement and the prospectus. The prospectus and the prospectus supplement may be accessed through the following hyperlink:

http://www.sec.gov/Archives/edgar/data/1030717/000119312510212607/d424b3.htm

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RECENT DEVELOPMENTS

The information in this section supplements the information about the Republic that is included in the prospectus dated December 23, 2009 and the prospectus supplement dated September 20, 2010.

Recent Economic Developments

Inflation

The Producer Price Index, or PPI, decreased by 5.3% from 173.2 in December 2009 to 164.1 in July 2010, due to decreases in the prices of textiles, plastic products, glass and glass products, metals, iron and steel, electrical machinery, non-electrical machinery, and furniture and fixtures. These price decreases offset general price increases in food manufacturing, footwear and apparel, leather products, petroleum products and rubber products. The PPI for July 2010 was approximately 5.5% lower than the level recorded in July 2009. This was primarily attributable to price decreases in furniture and fixtures, non-electrical machinery and electrical machinery over the period.

Balance of Payments

Overall Balance of Payments Performance

In the first six months of 2010, preliminary data indicates that the overall balance of payments position of the Republic recorded a surplus of $3.3 billion, which was 48.2% higher than the $2.2 billion surplus recorded for the first six months of 2009, primarily as a result of a lower deficit in the capital and financial account and a higher surplus in the current account. The capital and financial account recorded a deficit of $192 million in the first six months of 2010, compared to the $2.6 billion deficit recorded in the first six months of 2009. The current account recorded a surplus of $4.4 billion, which was 3.2% higher than the surplus of $4.3 billion recorded in the first six months of 2009. The higher surplus in the overall balance of payments was partially offset by an outflow of $930 million in net unclassified items in the first six months of 2010, compared to a net inflow of $541 million in the first six months of 2009.

Current Account

Preliminary data indicates that in the first six months of 2010, the current account recorded a surplus of $4.4 billion, an increase of 3.2% from the surplus of $4.3 billion recorded in the first six months of 2009. The higher surplus was mainly the result of higher net receipts of current transfers and a lower trade-in-goods deficit, which was partially offset by lower net inflows in trade-in-services and higher net income payments. Net receipts from current transfers increased by 3.0% to $8.3 billion in the first six months of 2010 from the $8.0 billion recorded in the first six months of 2009. Increased current transfer receipts were attributable to higher levels of remittances from OFWs in the period, which increased to $7.9 billion, 6.3% higher than the $7.4 billion of remittances recorded in the first six months of 2009. In the first six months of 2010, the trade-in-goods deficit decreased by 1.2% to $4.8 billion. The trade-in-services surplus contracted by 9.3% to $1.0 billion in the first six months of 2010 from a surplus of $1.2 billion recorded in the first six months of 2009. In the first six months of 2010, the net income account recorded a deficit of $177 million, 45.1% higher than the $122 million deficit recorded in the first six months of 2009.

Goods Trade. According to preliminary data, in the first six months of 2010, the trade-in-goods deficit decreased slightly to $4.8 billion. Exports increased to $23.3 billion in the first six months of 2010 from $16.8 billion recorded in the first six months of 2009. During the same period, imports increased to $28.1 billion compared to $21.6 billion recorded in the first six months of 2009. These developments reflected the increased domestic economic activity and the stronger external demand resulting from the global economic recovery.

Exports of Goods. In the first six months of 2010, according to preliminary data, total exports of goods increased 38.5% to $23.3 billion from $16.8 billion recorded in the first six months of 2009. The increase was mainly attributable to increased revenues for the export of manufactured goods, mineral products, coconut products, and other agricultural-based products. In particular, exports of manufactured goods, which comprise approximately 90.0% of total exports, grew by 40.4% to $21.0 billion in the first six months of 2010 from the $14.9 billion recorded in the first six months of 2009, primarily due to an increase in electronics exports from $10.3 billion to $14.9 billion, an increase in machinery and transport equipment exports from $875 million to $1.3 billion, and increases in chemical exports and other manufactured products exports. Exports of coconut products grew by 124.5% to $687 million in the first six months of 2010 from $306 million recorded in the first six months in 2009. Exports of mineral products increased 17.0% to $838 million in the first six months of 2010, due mainly to an increase in copper prices. Exports of other agricultural-based products grew by 31.1% to $299 million, due mainly to increased shipments of fish products and others. These increases were partially offset by contractions in exports of fruits and vegetables, and sugar and related products, which decreased by 24.0% and 28.6%, respectively.

Imports of Goods. In the first six months of 2010, according to preliminary data, total imports of goods increased 29.7% to $28.1 billion from the $21.6 billion recorded in the first six months of 2009. The increase in imports was attributable to increases in all major import commodity groups, reflecting the increased domestic economic activity. Imports of raw materials and intermediate goods increased 22.6% to $14.3 billion in the first six months of 2010, from $11.7 billion recorded in the first six months of 2009, driven primarily by the increase in imports of raw materials needed for the manufacture of electronic goods, which comprised 56.6% of raw materials and intermediate goods imports, as electronics exports increased. Capital goods imports increased 34.6% to $4.6 billion in the first six months of 2010 from $3.4 billion recorded in the first six months of 2009, driven mainly by the expansion of economic activity. Imports of mineral fuels and lubricants in the first six months of 2010 increased 43.4% to $4.7 billion from $3.3 billion recorded in the first six months of 2009, due mainly to higher volume and price of petroleum crude imports. Imports of consumer goods in the first six months of 2010 increased 36.2% to $3.9 billion from $2.9 billion recorded in the first six months of 2009.

Services Trade. In the first six months of 2010, according to preliminary data, the trade-in-services account recorded a surplus of $1.0 billion, a 9.3% decrease from the $1.2 billion surplus recorded in the first six months of 2009. The lower surplus was mainly attributable to higher net outflows in transportation, travel, insurance, royalties and license fees, and personal, cultural and recreational services, as well as a lower net inflow in communication services. Trade-in-services increased during the period due mainly to higher net inflows in computer and information services, construction services and other business services, including continued growth in the export of BPO-related services.

Income Account. In the first six months of 2010, according to preliminary data, the income account recorded a deficit of $177 million, a 45.1% increase from the $122 million deficit recorded in the first six months of 2009. The larger deficit was primarily the result of increased net payments in the investment income account, which were partially offset by the 9.2% increase in gross earnings of OFWs. The higher net payments in the investment income account was mainly a result of declining global interest rates.

Current Transfers. The current transfers account recorded a surplus of $8.3 billion in the first six months of 2010 based on preliminary data, 3.0% higher than the $8.0 billion surplus recorded in the first six months of 2009, due mainly to a 6.3% increase in OFW remittances to $7.9 billion.

Capital and Financial Account

According to preliminary data, the capital and financial account recorded a net outflow of $192 million in the first six months of 2010, a 92.6% decrease from the $2.6 billion net outflow recorded in the first six months of 2009. This decrease was mainly attributable to a reversal in the other investment account from a net outflow to a net inflow, which was partially offset by the lower net inflows in the direct investment account and the higher net outflows in the portfolio investment account. The other investment account recorded net inflow of $595 million in the first six months of 2010, a reversal from the net outflow of $2.7 billion recorded in the first six months of 2009. The portfolio investment account recorded a net outflow of $1.2 billion in the first six months of 2010, a 2.5% increase from the net outflow recorded in the first six months of 2009. The direct investment account posted a lower net inflow of $445 million in the first six months of 2010, compared with a net inflow of $1.1 billion in the first six months of 2009.

Direct Investments. According to preliminary data, the direct investment account recorded a net inflow of $445 million in the first six months of 2010, 61.1% lower than the $1.1 billion net inflow recorded in the first six months of 2009. The lower level of net inflows was due to a decrease in non-residents’ equity capital investments in the Republic, which decreased to $106 million in the first six months of 2010 compared to $1.5 billion in the first six months of 2009, and higher residents’ equity capital investments abroad, which amounted to $287 million in the first six months of 2010 compared to $126 million in the first six months of 2009. The other capital account, consisting mainly of intercompany borrowing and lending between foreign direct investors and their subsidiaries and affiliates in the Republic, recorded a net inflow of $404 million in the first six months of 2010 compared to a net outflow of $193 million in the first six months of 2009. Reinvested earnings which also contributed to the net inflow of direct investments, recorded a net inflow of $222 million in the first six months of 2010 compared to the $7 million net inflow recorded in the first six months of 2009.

Portfolio Investments. According to preliminary data, the portfolio investment account recorded a net outflow of $1.2 billion in the first six months of 2010, a 2.5% increase from the net outflow recorded in the first six months of 2009. The net outflow in portfolio investments was attributable to residents’ net subscription of $1.8 billion to bonds and notes issued by non-residents, the net purchase by residents of Philippine debt issued abroad by the Republic and some public and private corporations, the net withdrawal by non-residents of equity securities placements in local banks and private corporations, approximately $1.4 billion in bond repayments by the Republic, and approximately $720 million in bonds and notes repayment by public and private corporations. The net outflow in portfolio investments was partially offset by non-residents’ subscription to the Republic’s $1.5 billion global bond issued in January 2010 and $1.1 billion Samurai bonds issued in February 2010, non-residents’ placements in the Republic’s $964 million peso-denominated government securities, non-residents’ subscription to bonds and notes issued by public and private corporations and the net withdrawal of residents’ investments in money market instruments issued aboard.

Other Investments. According to preliminary data, the other investments account recorded a net inflow of $595 million in the first six months of 2010, a reversal from the $2.7 billion net outflow recorded in the first six months of 2009, primarily as a result of $1.5 billion in trade credits extended by non-residents to private corporations, the net repayment by non-residents of loans extended by domestic banks and private corporations, net loan availments by the Republic and public and private corporations, and currency and deposit placements by non-residents in local banks. The net inflow in other investments was partially offset by $1.8 billion in the net currency and deposit placements abroad by residents and the net loan repayments by local banks to non-residents.

Foreign Exchange System

On September 27, 2010, the peso-to-U.S. dollar exchange rate was (Peso)44.074 per U.S. dollar, compared to (Peso)46.356 per U.S. dollar at the end of 2009, and (Peso)47.485 per U.S. dollar at the end of 2008.

In the first eight months of 2010, the average exchange rate was (Peso)45.764 per U.S. dollar, compared to (Peso)47.900 per U.S. dollar in the first eight months of 2009. In 2009, the average exchange rate was (Peso)47.637 per U.S. dollar, compared to (Peso)44.475 per U.S. dollar in 2008, and (Peso)46.148 in 2007. The general strengthening of the peso was attributable to a revival of capital inflows in Asia, sustained foreign exchange inflows from OFW remittances, foreign direct and other investments, and the general weakening of the U.S. dollar against Asian currencies. These trends were offset in part by concerns over the sovereign debt problem in Europe and the Republic’s deteriorating fiscal position.

The Philippine Securities Markets

As of September 27, 2010, the Philippine Stock Exchange composite index closed at 4,122.8, a 35.1% increase over the 3,052.7 recorded as of the end of 2009. In the first eight months of 2010, the average Philippine Stock Exchange composite index was 3,260.9 compared to the average composite index of 2,287.1 in the first eight months of 2009. In 2009, the average Philippine Stock Exchange composite index was 2,508.7 compared to 2,587.4 in 2008, and 3,442.9 in 2007.

Government Revenues and Expenditures

Eight months ended August 31, 2010 compared to eight months ended August 31, 2009

The Government recorded a deficit of (Peso)228.1 billion for the first eight months of 2010, compared to a deficit of         (Peso)210.0 billion for the first eight months of 2009. The deficit was primarily a result of the continued increase in expenditures outpacing the increase in government revenues, particularly with respect to tax collections.

Total Government revenues for the first eight months of 2010 were (Peso)802.8 billion, compared to (Peso)739.1 billion recorded in the first eight months of 2009, reflecting an 8.6% increase. Bureau of Internal Revenue (“BIR”) collections for the first eight months of 2010 were (Peso)546.4 billion (of which (Peso)539.1 billion were cash revenues), reflecting an increase of 9.1% from BIR collections of (Peso)500.8 billion (of which (Peso)480.8 billion were cash revenues) recorded in the first eight months of 2009, as a result of the continued implementation of the Government’s “run after tax evaders” program. Bureau of Customs collections were (Peso)170.7 billion (of which (Peso)150.7 billion were cash revenues) in the first eight months of 2010, compared to (Peso)147.1 billion recorded for the first eight months of 2009 (of which (Peso)126.5 billion were cash revenues), reflecting a 16.0% increase. Revenues from other offices were (Peso)45.5 billion in the first eight months of 2010, an increase of 1.1% from revenues from other offices of (Peso)45.0 billion recorded in the first eight months of 2009. Income from the Bureau of the Treasury was (Peso)40.2 billion in the first eight months of 2010, compared to income of (Peso)46.2 billion recorded in the first seven months of 2009, representing a 12.9% decrease.

For the first eight months of 2010, total Government expenditures were (Peso)1,030.9 billion (of which (Peso)212.7 billion were interest payments), representing an 8.6% increase from Government expenditures of (Peso)949.1 billion (of which (Peso)203.4 billion were interest payments) recorded in the first eight months of 2009.

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The Republic has filed a registration statement (including the prospectus) and the prospectus supplement with the United States Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement (file no. 333-163671), the prospectus supplement filed pursuant to such registration statement, and other documents that the Republic has filed with the SEC for more complete information about the Republic and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Republic, the joint dealer managers, or the information and exchange agent will arrange to send you the prospectus supplement and the prospectus if you request them by calling any of Citigroup Global Markets Inc. toll-free (in the U.S.) at (800) 558-3745, The Hongkong and Shanghai Banking Corporation Limited toll-free (in the U.S.) at (888) 472-2456, UBS AG toll-free (in the U.S.) at (888) 719-4210 and the information and exchange agent Bondholder Communications Group, LLC at (UK) +44 (0) 207 382 4580, (US) +1 (212) 809 2663 or toll free (in the U.S.) at +1 (888) 385 2663, or you may download the prospectus supplement and the prospectus at the invitation website www.bondcom.com/rop.

Citigroup Global Markets Inc.	The Hongkong and Shanghai Banking Corporation Limited	UBS AG
388 Greenwich Street New York, New York 10013 United States of America Toll free in the U.S.: (800) 558 3745 International/collect: 1(212) 723 6108 Hong Kong: (852) 2501 2552	Level 17, HSBC Main Building 1 Queen’s Road Central Hong Kong Toll free in the U.S.: (888) 472 2456 International/collect: 1(212) 525 5552 London: (44) 20 7991 5874 Hong Kong: (852) 2822 4100	52/F Two International Finance Center 8 Finance Street Hong Kong Toll free in the U.S.: (888) 719 4210 International/collect: 1(203) 719 4210 Hong Kong: (852) 2971 7916

The securities codes for the old bonds are:

Series	ISIN	Maturity Date
Group A Bonds
8.375% Bonds due 2011	US718286AV96	February 15, 2011
9.000% Bonds due 2013	US718286AT41	February 15, 2013
8.250% Bonds due 2014	US718286AU14	January 15, 2014
8.875% Bonds due 2015	US718286AW79	March 17, 2015
8.000% Bonds due 2016	US718286BA41	January 15, 2016
8.750% Bonds due 2016	US718286AC16(1) USY6972CAJ63(2)	October 7, 2016
9.375% Bonds due 2017	US718286AQ02	January 18, 2017

Group B Bonds
9.875% Bonds due 2019	US718286AK32	January 15, 2019
8.375% Bonds due 2019	US718286BE62	June 17, 2019
7.500% Bonds due 2024	US718286BC07	September 25, 2024
9.500% Bonds due 2024	US718286AL15	October 21, 2024
10.625% Bonds due 2025	US718286AP29	March 16, 2025
9.500% Bonds due 2030	US718286AY36	February 2, 2030
7.750% Bonds due 2031	US718286BB24	January 14, 2031

(1)	ISIN corresponding to restricted global bonds of this series.
(2)	ISIN corresponding to Regulation S global bonds of this series.

This communication does not constitute an invitation to participate in the global bond offering or an offer of new global bonds in or from any jurisdiction in or from which, or to or from any person to or from whom, it is unlawful to make such offer under applicable securities laws or otherwise.

The distribution of materials relating to the global bond offering, and the transactions contemplated by the global bond offering, may be restricted by law in certain jurisdictions. The Republic is making the global bond offering only in those jurisdictions where it is legal to do so. The global bond offering is void in all jurisdictions where it is prohibited. If materials relating to the global bond offering come into your possession, you are required by the Republic to inform yourself of and to observe all of these restrictions. The materials relating to the global bond offering do not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the global bond offering be made by a licensed broker or dealer and a dealer manager or any affiliate of a dealer manager is a licensed broker or dealer in that jurisdiction, the global bond offering shall be deemed to be made by the dealer manager or such affiliate on behalf of the Republic in that jurisdiction.